Exhibit 99.6 - Corporate Governance and Nominating Committee Charter

                            SOUTH TEXAS OIL COMPANY

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE CHARTER

The Board of Directors ("Board") of South Texas Oil Company ("Company" or "STOC") is committed to establishing and maintaining corporate governance practices designed to aid the long-term success of the Company and effectively enhance and protect shareholder value. Central to effective corporate governance at STOC is the Corporate Governance and Nominating Committee (the "Committee"). This Committee reports to the Board on corporate governance matters.

MEMBERSHIP

The Committee is comprised of no less than two independent members of the Board. Director independence, at a minimum, is consistent with applicable rules for Nasdaq-traded issuers. Specific director independence guidelines are specified in the Company's "Corporate Governance Principles." These guidelines may be found on the Company's web site (www.southtexasoil.com). Committee membership includes the chairs of other standing Board Committees and the Lead Independent Director. The Committee also maintains a chair. The chair is an independent member of the Board. The Committee chair and members serve one year renewable terms.

MEETINGS

The Committee meets at least four times annually, and at other times as necessary.

RESPONSIBILITIES

The Committee's responsibilities include the following:

    * Develop and periodically review the effectiveness of the Board's corporate governance guidelines. The Committee makes recommendations on revisions to these guidelines as appropriate. Included among these responsibilities is keeping the Board apprised of impending corporate governance guidelines and "best practices";

    * Monitor and protect the Board's independence;

    * Oversee and review the Company's processes for providing information to the Board;

    * Recommend appropriate Board structures and membership, including the removal of directors, as necessary;

    * Recommend appropriate Board committee structures and membership including the existence of a Lead Independent Director, in accordance with the Corporate Governance Principles. The Board has determined that there are three committees essential to effective governance. These are the Audit, Compensation and Human Resources, and Corporate Governance and Nominating Committees. The Board is committed to ensuring the independence of these committees. Committee independence is evaluated in light of the Sarbanes-Oxley Act of 2002, Nasdaq-traded issuers guidelines and the Company's "Corporate Governance Principles";

    * Establish procedures for the director nomination process and recommend nominees for election to the Board. The Committee evaluates the background and qualifications of director nominees, including those nominated by the Company's stockholders. To nominate a director candidate for the Committee's consideration, please submit the candidate's name and qualifications to the Company's Lead Independent Director, c/o South Texas Oil Company, P.O. Box 340504, Austin, Texas 78734 or via e-mail to (board.directors@southtexasoil.com)

    * Oversee formal evaluation of the Board and all Board committees. Included is formal assessment of individual directors. All standing directors will be formally evaluated prior to consideration for re-nomination to the Board;

    * Oversee formal evaluation of the Company's CEO;

    * Recommend and review director compensation policies;

    * Secure the services of external search firms or other experts, as necessary and appropriate. These services will be compensated from the Company provided Board of Directors budget. This budget system is designed to ensure the independence of such external advisors;

    * Promote  the  quality  of  directors  through  continuing   education
experiences;

    * Establish (subject to full Board approval) Board meeting dates;

    * The Committee shall annually review and evaluate the Committee charter.